Exhibit 99.2

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
June 27, 2025

RESULTS OF MEETING

IperionX Limited (NASDAQ: IPX, ASX: IPX) advises that a General Meeting of Shareholders was held today, June 27, 2025, at 10.00am (AWST).

The resolutions voted on were in accordance with the Notice of General Meeting previously advised to the Australian Securities Exchange (“ASX”).

All resolutions were decided on and carried by way of a poll.

In accordance with Section 251AA of the Corporations Act 2001 and ASX Listing Rule 3.13.2, the details of the poll and the proxies received in respect of each resolution are set out in the attached summary

This announcement has been authorized for release by the Company Secretary.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

IperionX Limited
General Meeting
June 27, 2025

Resolution	Number of Proxy Votes				Number of Votes cast on the Poll			Result
	For	Against	Abstain	Proxy’s Discretion	For	Against	Abstain
1. Issue of RSUs to Mr Anastasios Arima	120,320,474	24,345,718	4,267,290	19,909	120,467,383 (83.19%)	24,345,718 (16.81%)	4,267,290	Carried on vote by poll
2. Issue of RSUs to Mr Todd Hannigan	103,730,052	24,345,718	20,857,712	19,909	103,876,961 (81.01%)	24,345,718 (18.99%)	20,857,712	Carried on vote by poll
3. Issue of Performance Rights to Mr Anastasios Arima	109,050,611	35,618,906	4,263,965	19,909	109,197,520 (75.40%)	35,618,906 (24.60%)	4,263,965	Carried on vote by poll
4. Issue of Performance Rights to Mr Todd Hannigan	92,461,019	35,618,776	20,853,687	19,909	92,607,928 (72.22%)	35,618,776 (27.78%)	20,853,687	Carried on vote by poll
5. Issue of Shares to Mr Todd Hannigan	103,703,712	24,372,237	20,858,842	18,600	103,849,312 (80.99%)	24,372,237 (19.01%)	20,858,842	Carried on vote by poll